Filed by Pacific Energy Partners, L.P.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                   under the Securities and Exchange Act of 1934
                                  Subject Company: Pacific Energy Partners, L.P.
                                                     Commission File No. 1-31345

                Pacific Energy Partners, L.P. Reports
                Higher Earnings for Third Quarter 2006


    LONG BEACH, Calif.--(BUSINESS WIRE)--Nov. 1, 2006--Pacific Energy Partners, L.P. (NYSE:PPX) ("Pacific Energy" or the "Partnership") announced that net income for the three months ended September 30, 2006, was $19.2 million, or $0.48 per limited partner unit, compared to net income of $12.2 million, or $0.39 per limited partner unit, for the three months ended September 30, 2005. Recurring net income for the three months ended September 30, 2006 was $20.3 million, or $0.51 per limited partner unit, compared to recurring net income of $12.2 million, or $0.39 per limited partner unit, for the corresponding period in 2005. All per unit amounts in the text of this news release are reported on a diluted basis.

    The increase in recurring net income for the quarter ended September 30, 2006, reflects the benefit of the September 30, 2005, acquisition of refined products terminals and a refined products pipeline from Valero L.P., increased income from our California pipelines, increased margins from crude oil marketing activities and higher revenue from our Southern California terminals. Partially offsetting these increases was a decline in transportation revenue from the Partnership's Canadian pipeline operations. In addition, the Partnership incurred higher interest expense attributable to the financing of the refined products asset acquisition and increased general and administrative costs. There were approximately 28% more units outstanding in the third quarter of 2006 compared to the corresponding quarter in 2005.

    Recurring net income for the third quarter of 2006 excludes $1.1 million of transaction costs related to the planned merger with Plains All American Pipeline, L.P. ("Plains").

    "We are very pleased with our third quarter results. Recurring net income was up 31 percent on a per unit basis versus the prior year quarter and also exceeded the guidance given in last quarter's earnings press release. Our core transportation and storage business performed well, and favorable market conditions allowed us to generate better than expected crude oil marketing income," stated Irv Toole, President and CEO of Pacific Energy. "Organic pipeline and terminal growth projects in both of our business units continue to progress and are a primary focus of the Partnership."

    On October 20, 2006, Pacific Energy announced a cash distribution of $0.5675 per unit for the third quarter of 2006, or $2.27 per unit annualized. This is unchanged from the second quarter 2006 distribution level but is 10.7% higher than the third quarter 2005 distribution level. The distribution will be paid on November 13, 2006, to holders of record as of October 31, 2006.

    Distributable cash flow available to the limited partners' interest for the third quarter of 2006 was $26.9 million after deducting $1.1 million in merger costs. On a diluted, weighted average, basis there were 39,321,000 limited partner units outstanding during the third quarter of 2006.

    Earnings before interest, tax, depreciation and amortization expenses ("EBITDA") were $40.7 million in the third quarter of 2006.

    OPERATING RESULTS BY SEGMENT

    WEST COAST BUSINESS UNIT

    Operating income was $24.2 million for the three months ended September 30, 2006, compared to $9.8 million in the corresponding period in 2005. This increase was primarily due to the addition of the Northern California and East Coast terminals on September 30, 2005, improved operating income from California pipeline operations, higher tank revenue from Los Angeles area terminal operations, and increased margins from crude oil marketing activities.

    The Northern California terminals are operating at capacity. Construction of 450,000 barrels of additional storage capacity at Martinez was completed in late September 2006, with lease revenue beginning October 1. As previously announced, due to strong customer demand, Pacific Energy increased its capital budget to provide for the construction of an additional 850,000 barrels of storage capacity at Martinez, which is under contract. It is projected that $1.1 million of capital will be expended in 2006 for these tanks, with an additional $27.1 million to be expended in 2007. Completion of 250,000 barrels is expected in the third quarter of 2007 and the remaining 600,000 barrels is expected to be completed in the fourth quarter of 2007.

    The East Coast terminals are also operating near capacity. East Coast terminal income includes the benefit of expanded ethanol facilities, which began operations in the second quarter of 2006 and are now fully operational, and the start-up of ultra low sulfur diesel and jet fuel handling facilities.

    Volumes transported to Los Angeles on the Partnership's crude oil pipelines for the three months ended September 30, 2006 were approximately 6% higher than in the third quarter of 2005, due to refinery maintenance and higher Outer Continental Shelf production volumes which were lower in 2005 due to maintenance downtime. In addition to the long-haul volume improvement, revenue increased as a result of a $0.10 per barrel tariff increase effective May 1, 2006 on Line 2000. In addition, deliveries to Bakersfield refineries more than tripled from the prior year quarter as a result of pipeline modifications in the San Joaquin Valley that were completed on October 1, 2005, that increased delivery capacity to those refineries.

    Operating income for Los Angeles Basin terminals was higher compared to the corresponding quarter in 2005 due to increased tank utilization, higher rates on tank leases and lower operating expenses. The reactivation of 300,000 barrels of storage at the Alamitos terminal was completed in July 2006, and reactivation of a second 300,000 barrel tank is scheduled to be completed in the first quarter of 2007. Total capacity available to be leased after these reactivations will be 7.4 million barrels, with an additional 0.8 million barrels idle but available for reactivation in the future.

    The Partnership's crude oil marketing income in the third quarter of 2006 was significantly higher than in the prior year quarter due to favorable margins and increased crude oil volumes.

    The Partnership continues to advance the development of the Pier 400 deepwater import terminal in the Port of Los Angeles, with the draft environmental impact report expected to be released by the Port in the fourth quarter of 2006. This past quarter, efforts continued to be focused on finalizing environmental mitigation factors with the Port of Los Angeles and the Partnership's customers. The Partnership expects to receive the permits necessary to begin construction by mid-year 2007, with start-up of operations expected in the first quarter of 2009. The project, which will require a total estimated investment of $315 million, is currently anticipated to include 4,000,000 barrels of storage capacity that will be constructed in two phases. Long term volume commitment agreements have been signed with subsidiaries of Valero Energy Corporation and ConocoPhillips, and it is anticipated that, with additional customer commitments currently being finalized, the estimated 250,000 barrels per day of offloading capacity will be fully subscribed.

    ROCKY MOUNTAIN BUSINESS UNIT

    Operating income was $12.2 million for the three months ended September 30, 2006, compared to $13.6 million in the corresponding period in 2005. The $1.4 million decrease was primarily due to lower operating income for the Rangeland pipeline system in Alberta, partially offset by higher volumes on the Western Corridor system and the income contribution from the Rocky Mountain Products Pipeline that was part of the Valero L.P. acquisition. The decrease in Rangeland's third quarter 2006 income was due in part to the absence of an unusual item that benefited the 2005 quarter: the correction of an error in the procedures used to properly account for inventory and cost of goods sold that resulted in an increase in Rangeland's pre-tax income in the third quarter 2005 of $1.2 million ($0.7 million after tax).

    Two major profit generating capital projects, the Salt Lake City pipeline expansion project and the Cheyenne pipeline project are proceeding on schedule and on budget. Construction of the first phase of the Salt Lake City pipeline expansion began in October 2006 and is scheduled to be completed around the end of this year. The second phase is expected to be completed in the fourth quarter of 2007. Total cost of this 93-mile,16-inch pipeline, with a capacity of 95,000 barrels per day, is approximately $77 million and is supported by firm, ten-year transportation agreements with four Salt Lake City refiners.

    The Cheyenne Pipeline consists of a 24-inch crude oil pipeline, approximately 10 miles in length, from Guernsey, Wyoming, to Pacific Energy's Fort Laramie, Wyoming tank farm and a 16-inch crude oil pipeline, approximately 85 miles in length, from Fort Laramie to the Frontier Oil and Refining Company Cheyenne refinery. The project is on schedule to be completed in the second quarter of 2007 at a cost of approximately $59 million and is supported by a firm ten-year commitment by Frontier Oil to ship 35,000 barrels per day on the pipeline, and lease approximately 300,000 barrels of storage capacity at Fort Laramie. The new pipeline system's initial capacity will be 55,000 barrels per day, expandable to a capacity of 90,000 barrels per day.

    CORPORATE ITEMS

    General and administrative expenses were $5.6 million in the third quarter of 2006, approximately $1.5 million higher than in the third quarter of 2005. This increase was associated with support of newly acquired assets, the Partnership's long term incentive plan, and an expense for the LB Pacific, LP ("LB Pacific") option plan introduced in the first quarter of 2006, the cost of which is required by generally accepted accounting principles to be recorded as a Pacific Energy expense even though the plan is funded by LB Pacific not the Partnership.

    Interest expense was $10.9 million for the third quarter of 2006, $4.6 million greater than in the comparable period in 2005, due to the increase in debt for the Valero L.P. asset acquisition. Income tax expense was $1.2 million lower compared to the third quarter of 2005, as a result of reduced Rangeland earnings.

    NINE MONTH RESULTS

    For the nine months ended September 30, 2006, net income was $52.3 million, or $1.31 per limited partner unit, compared to $27.8 million, or $0.96 per limited partner unit, for the nine months ended September 30, 2005. Recurring net income for the nine months ended September 30, 2006, was $52.3 million, or $1.31 per limited partner unit, compared with $34.7 million, or $1.13 per limited partner unit, for the nine months ended September 30, 2005. Recurring net income for the first nine months of 2006 reflects the benefit of nine months of operations in 2006 from the assets acquired from Valero L.P., increased margins from crude oil marketing activities, higher revenue and lower pipeline repair expenses for the California pipeline operations, increased pipeline revenue in the U.S. Rocky Mountain region, and higher Los Angeles area storage revenue. Partially offsetting these increases were increased interest and general and administrative expenses. In addition, there were approximately 31% more units outstanding in the nine months ended September 30, 2006 versus the comparable period of 2005.

    Recurring net income for the nine months ended September 30, 2006 excludes $4.5 million of costs associated with the pending Plains merger transaction, and a $4.6 million deferred tax benefit. Due to legislation enacted in the second quarter of 2006, both federal and Alberta corporate tax rates in Canada are being reduced, and Pacific Energy's deferred tax liability balance was required by accounting rules to be adjusted to reflect the new rates. Recurring net income for the nine months ended September 30, 2005 excludes a $2.0 million expense for the insurance deductible associated with remediation of the March 2005 Line 63 oil release, a $3.1 million expense related to accelerated vesting of restricted units under Pacific Energy's long-term incentive plan as a result of the change in control attributable to the purchase of Pacific Energy's general partner by LB Pacific, and $1.8 million of expense from this general partner transaction required to be recorded as a partnership expense even though it was paid by the general partner, not the Partnership.

    For the nine months ended September 30, 2006, total capital spending was $67.5 million: $57.5 million of expansion capital, $4.1 million of sustaining capital (including $1.5 million in the third quarter), and $5.9 million of transition capital.

    LOOKING FORWARD

    For the quarter ending December 31, 2006, Pacific Energy is forecasting recurring net income of $0.34 to $0.40 per unit and EBITDA of $34 million to $38 million. Major maintenance expenses budgeted for 2006 but not yet incurred will increase costs in the fourth quarter of 2006 and are reflected in the guidance for the quarter and full year. Sustaining capital expenditures for the fourth quarter of 2006 are expected to be $2 million to $3 million.

    For full year 2006, Pacific Energy is forecasting recurring net income of $1.65 to $1.71 per unit and EBITDA of $144 million to $148 million. Capital expenditures for the full year are projected to be $119 million, including $105 million for expansion projects, $7 million for transition capital projects and $7 million for sustaining capital projects. The reduction in expansion capital spending over prior guidance reflects a change in timing of certain project expenditures from 2006 to 2007.

    The guidance for recurring net income for the fourth quarter and full year 2006 does not include expenses related to the Plains merger transaction or the deferred tax benefit resulting from the change in Canadian tax rates. The guidance for EBITDA reflects $1.3 million and $5.8 million, for the fourth quarter and full year, respectively, for estimated merger expenses to be incurred prior to closing.

    For more information about non-GAAP ("generally accepted accounting principles") measures, see the schedules accompanying this press release.

    MERGER WITH PLAINS ALL AMERICAN PIPELINE, L.P.

    On June 12, 2006, Pacific Energy announced that it had entered into an Agreement and Plan of Merger with Plains, pursuant to which the Partnership will be merged with and into Plains. A special meeting of unitholders of the Partnership to consider approval of the merger is scheduled to occur on November 9, 2006. The parties expect to complete the merger on November 15, 2006 assuming the proposals are approved by the unitholders and all other conditions to closing are satisfied.

    OTHER MATTERS

    Pacific Energy will host a conference call at 2:00 p.m. EDT (11:00 a.m. PDT) on Thursday, November 2, 2006, to discuss the results of the third quarter of 2006. Please join us at www.PacificEnergy.com for the live broadcast or dial in at 800-446-1671 or 847-413-3362 passcode 16033900. The call, with questions and answers, will continue to be available on Pacific Energy's web site following the call.

    About Pacific Energy:

    Pacific Energy is a master limited partnership headquartered in Long Beach, California, engaged principally in the business of gathering, transporting, storing and distributing crude oil, refined products and other related products. The Partnership generates revenues by transporting such commodities on its pipelines, by leasing capacity in its storage facilities and by providing other terminaling services. Pacific Energy also buys and sells crude oil, activities that are generally complementary to its crude oil operations. Pacific Energy conducts its business through two business units, the West Coast Business Unit, which includes activities in California and the Philadelphia, PA area, and the Rocky Mountain Business Unit, which includes activities in five Rocky Mountain states and Alberta, Canada.

    For additional information about the Partnership, please visit www.PacificEnergy.com.

    Investor Notice:

    Pacific Energy and Plains All American Pipeline, L.P. have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC") with respect to the proposed merger of Pacific Energy with and into Plains, which joint proxy statement/prospectus has been declared effective by the SEC. The definitive joint proxy statement/prospectus has been sent to security holders of Pacific Energy and Plains seeking their approval of the merger and related transactions. Investors and security holders are urged to carefully read the joint proxy statement/prospectus because it contains important information, including detailed risk factors, regarding Pacific Energy, Plains and the merger. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Pacific Energy and Plains, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Pacific Energy or Plains. Pacific Energy or Plains and the officers and directors of the respective general partners of Pacific Energy or Plains may be deemed to be participants in the solicitation of proxies from their security holders in connection with the proposed transaction. Information about these persons can be found in Pacific Energy's or Plains' respective Annual Reports on Form 10-K filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

    Cautionary Statement Regarding Forward-Looking Statements:

    This news release may include "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included or incorporated herein may constitute forward-looking statements. Although Pacific Energy believes that the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that may affect Pacific Energy's operations and financial performance. Among the factors that could cause results to differ materially are those risks discussed in Pacific Energy's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2005, and including the definitive joint proxy statement/prospectus referred to in this press release.


                    PACIFIC ENERGY PARTNERS, L.P.
             CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                             (Unaudited)
           (Amounts in thousands, except per unit amounts)


                                Three Months Ended  Nine Months Ended
                                   September 30,      September 30,
                                ------------------- ------------------
                                  2006      2005      2006     2005
                                ---------- -------- --------- --------
Operating revenues:
  Pipeline transportation
   revenue                        $36,995  $27,283  $105,652  $83,067
  Storage and terminaling
   revenue                         23,467    9,731    65,420   30,923
  Pipeline buy/sell
   transportation revenue          10,010   11,683    31,136   28,905
  Crude oil sales, net of
   purchases                        9,924    5,823    27,453   13,647
                                ---------- -------- --------- --------
      Net revenues                 80,396   54,520   229,661  156,542
                                ---------- -------- --------- --------

Expenses:
  Operating                        34,046   25,019    99,120   72,065
  General and administrative        5,649    4,115    18,236   12,987
  Depreciation and amortization    10,398    6,560    30,692   19,695
  Merger costs(1)                   1,112       --     4,529       --
  Accelerated long-term
   incentive plan compensation
   expense(2)                          --       --        --    3,115
  Line 63 oil release costs(3)         --       --        --    2,000
  Reimbursed general partner
   transaction costs(4)                --       --        --    1,807
                                ---------- -------- --------- --------
     Total expenses                51,205   35,694   152,577  111,669
                                ---------- -------- --------- --------

Share of net income of Frontier       373      516     1,246    1,363
                                ---------- -------- --------- --------

Operating income                   29,564   19,342    78,330   46,236

Net interest expense              (10,853)  (6,237)  (30,029) (17,679)
Other income                          720      494     1,455    1,387
                                ---------- -------- --------- --------

Income before income tax
 expense                           19,431   13,599    49,756   29,944
                                ---------- -------- --------- --------

Income tax benefit (expense):
  Current                            (485)  (1,411)   (2,288)  (1,898)
  Deferred(5)                         289      (22)    4,824     (239)
                                ---------- -------- --------- --------
                                     (196)  (1,433)    2,536   (2,137)
                                ---------- -------- --------- --------

Net income                        $19,235  $12,166   $52,292  $27,807
                                ========== ======== ========= ========

Net income (loss) for the
 general partner interest(6)         $347     $243      $720  $(1,215)
                                ========== ======== ========= ========
Net income for the limited
 partner interests(6)             $18,888  $11,923   $51,572  $29,022
                                ========== ======== ========= ========

Basic net income per limited
 partner unit                       $0.48    $0.39     $1.31    $0.97
                                ========== ======== ========= ========
Diluted net income per limited
 partner unit                       $0.48    $0.39     $1.31    $0.96
                                ========== ======== ========= ========

Weighted average units
 outstanding:
      Basic                        39,307   30,761    39,305   30,051
      Diluted                      39,321   30,762    39,332   30,089


                    PACIFIC ENERGY PARTNERS, L.P.
                             (Unaudited)
                        (Amounts in thousands)
                CONDENSED CONSOLIDATED BALANCE SHEETS


                                          September 30,   December 31,
                                              2006          2005
                                          ------------- --------------
Assets
Current assets                                $265,226       $192,115
Property and equipment, net                  1,252,750      1,185,534
Intangible assets                               67,639         69,180
Investment in Frontier Pipeline Company          8,651          8,156
Other assets                                    17,957         21,467
                                          ------------- --------------
           Total assets                     $1,612,223     $1,476,452
                                          ============= ==============
Liabilities and Partners' Capital
Current liabilities                           $204,160       $156,187
Long-term debt                                 669,163        565,632
Deferred income taxes                           32,560         35,771
Environmental and other long-term
 liabilities                                    17,416         20,623
Partners' capital                              688,924        698,239
                                          ------------- --------------
           Total liabilities and
            partners' capital               $1,612,223     $1,476,452
                                          ============= ==============


           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Nine Months Ended
                                                       September 30,
                                                    ------------------
                                                     2006      2005
                                                    -------- ---------
Cash flows from operating activities:
  Net income                                        $52,292   $27,807
  Depreciation, amortization, non-cash employee
   compensation under long-term incentive plan,
   deferred income taxes and Frontier adjustment     27,458    24,256
  Working capital adjustments                       (30,259)   13,592
                                                    -------- ---------
    Net cash provided by operating activities        49,491    65,655
                                                    -------- ---------
Cash flows from investing activities:
  Acquisition                                        (2,365) (461,165)
  Net additions to property and equipment           (67,522)  (27,265)
  Additions to pipeline linefill and minimum tank
   inventory                                        (16,106)       --
  Other                                                 181        --
                                                    -------- ---------
    Net cash used in investing activities           (85,812) (488,430)
                                                    -------- ---------
Cash flows from financing activities:
  Issuance of common units, net of fees and
   offering expenses                                     --   289,122
  Capital contribution from the general partner          --     8,569
  Net proceeds from senior notes offering                --   170,997
  Proceeds from bank credit facilities              182,094   203,291
  Repayment of bank credit facilities               (81,463) (195,661)
  Deferred financing costs                               --    (4,676)
  Distributions to partners                         (68,714)  (46,224)
  Issuance of common units pursuant to exercise of
   unit option                                           --       707
  Related parties                                       (28)   (1,171)
                                                    -------- ---------
    Net cash provided by financing activities        31,889   424,954
                                                    -------- ---------
  Effect of exchange rate changes on cash                83       213
                                                    -------- ---------
Net increase in cash and cash equivalents            (4,349)    2,392
Cash and cash equivalents, beginning of period       18,064    23,383
                                                    -------- ---------
Cash and cash equivalents, end of period            $13,715   $25,755
                                                    ======== =========


                    PACIFIC ENERGY PARTNERS, L.P.
             CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 AND OPERATING HIGHLIGHTS BY SEGMENT

            Three Months Ended September 30, 2006 and 2005
                             (Unaudited)
                        (Amounts in thousands)


                              West     Rocky    Intersegment
                               Coast   Mountain      and
                             Business Business   Intrasegment
                               Unit      Unit    Eliminations  Total
                             -------- --------- ------------- --------
Three Months Ended September
 30, 2006:
  Revenues:
    Pipeline transportation
     revenue                 $18,224   $21,500       $(2,729) $36,995
    Storage and terminaling
     revenue                  23,467        --                 23,467
    Pipeline buy/sell
     transportation revenue       --    10,010                 10,010
    Crude oil sales, net of
     purchases                 9,494       572          (142)   9,924
                             -------- ---------               --------
    Net revenue               51,185    32,082                 80,396
                             -------- ---------               --------
  Expenses:
    Operating expenses        21,505    15,412        (2,871)  34,046
    Depreciation and
     amortization              5,528     4,870                 10,398
                             -------- ---------               --------
    Total expenses            27,033    20,282                 44,444
                             -------- ---------               --------
  Share of net income of
   Frontier                       --       373                    373
                             -------- ---------               --------
  Operating income(7)        $24,152   $12,173                $36,325
                             ======== =========               ========

Operating Data (barrels per
 day, in thousands)
  Line 2000 and Line 63
   pipeline systems            111.0
  Rangeland pipeline system:
    Sundre - North                        19.7
    Sundre - South                        48.5
  Western Corridor system                 26.6
  Salt Lake City Core system             126.7
  Frontier Pipeline                       46.2
  Rocky Mountain Products
   Pipeline(8)                            59.2

Three Months Ended September
 30, 2005:
  Revenues:
    Pipeline transportation
     revenue                 $13,887   $14,887       $(1,491) $27,283
    Storage and terminaling
     revenue                   9,731        --                  9,731
    Pipeline buy/sell
     transportation revenue       --    11,683                 11,683
    Crude oil sales, net of
     purchases                 5,690       163           (30)   5,823
                             -------- ---------               --------
    Net revenue               29,308    26,733                 54,520
                             -------- ---------               --------
  Expenses:
    Operating expenses        16,004    10,536        (1,521)  25,019
    Depreciation and
     amortization              3,491     3,069                  6,560
                             -------- ---------               --------
    Total expenses            19,495    13,605                 31,579
                             -------- ---------               --------
  Share of net income of
   Frontier                       --       516                    516
                             -------- ---------               --------
  Operating income(7)         $9,813   $13,644                $23,457
                             ======== =========               ========

Operating Data (barrels per
 day, in thousands)
  Line 2000 and Line 63
   pipeline systems            104.4
  Rangeland pipeline system:
    Sundre - North                        19.3
    Sundre - South                        48.1
  Western Corridor system                 26.8
  Salt Lake City Core system             125.6
  Frontier Pipeline                       49.6
  Rocky Mountain Products
   Pipeline(8)                              --


                    PACIFIC ENERGY PARTNERS, L.P.
             CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 AND OPERATING HIGHLIGHTS BY SEGMENT
            Nine Months Ended September 30, 2006 and 2005
                             (Unaudited)
                        (Amounts in thousands)


                             West     Rocky    Intersegment
                              Coast   Mountain      and
                            Business Business   Intrasegment
                              Unit      Unit    Eliminations   Total
                            -------- --------- ------------- ---------
Nine Months Ended September
 30, 2006:
  Revenues:
    Pipeline transportation
     revenue                $52,083   $60,790       $(7,221) $105,652
    Storage and terminaling
     revenue                 65,420        --                  65,420
    Pipeline buy/sell
     transportation revenue      --    31,136                  31,136
    Crude oil sales, net of
     purchases               26,000     1,860          (407)   27,453
                            -------- ---------               ---------
    Net revenue             143,503    93,786                 229,661
                            -------- ---------               ---------
  Expenses:
    Operating expenses       63,200    43,548        (7,628)   99,120
    Depreciation and
     amortization            16,534    14,158                  30,692
                            -------- ---------               ---------
    Total expenses           79,734    57,706                 129,812
                            -------- ---------               ---------
  Share of net income of
   Frontier                      --     1,246                   1,246
                            -------- ---------               ---------
  Operating income(7)       $63,769   $37,326                $101,095
                            ======== =========               =========

Operating Data (barrels per
 day, in thousands)
  Line 2000 and Line 63
   pipeline systems           112.6
  Rangeland pipeline
   system:
    Sundre - North                       21.9
    Sundre - South                       44.5
  Western Corridor system                26.3
  Salt Lake City Core
   system                               125.3
  Frontier Pipeline                      46.6
  Rocky Mountain Products
   Pipeline(8)                           60.3

Nine Months Ended September
 30, 2005:
  Revenues:
    Pipeline transportation
     revenue                $46,525   $41,348       $(4,806)  $83,067
    Storage and terminaling
     revenue                 31,073        --          (150)   30,923
    Pipeline buy/sell
     transportation revenue      --    28,905                  28,905
    Crude oil sales, net of
     purchases               13,368       369           (90)   13,647
                            -------- ---------               ---------
    Net revenue              90,966    70,622                 156,542
                            -------- ---------               ---------
  Expenses:
    Operating expenses       46,507    30,604        (5,046)   72,065
    Line 63 oil release
     costs(3)                 2,000        --                   2,000
    Depreciation and
     amortization            10,497     9,198                  19,695
                            -------- ---------               ---------
    Total expenses           59,004    39,802                  93,760
                            -------- ---------               ---------
  Share of net income of
   Frontier                      --     1,363                   1,363
                            -------- ---------               ---------
  Operating income(7)       $31,962   $32,183                 $64,145
                            ======== =========               =========

Operating Data (barrels per
 day, in thousands)
  Line 2000 and Line 63
   pipeline systems           120.8
  Rangeland pipeline
   system:
    Sundre - North                       21.3
    Sundre - South                       45.3
  Western Corridor system                24.0
  Salt Lake City Core
   system                               119.8
  Frontier Pipeline                      46.4
  Rocky Mountain Products
   Pipeline(8)                             --


                    PACIFIC ENERGY PARTNERS, L.P.

                             (Unaudited)
                        (Amounts in thousands)


     RECONCILIATION OF OPERATING INCOME BY SEGMENT TO CONDENSED
                   CONSOLIDATED STATEMENTS OF INCOME

                                 Three Months Ended  Nine Months Ended
                                    September 30,      September 30,
                                 ------------------- -----------------
                                   2006      2005     2006     2005
                                 ---------- -------- -------- --------
Operating income by Business
 Unit:
  West Coast Business Unit         $24,152   $9,813  $63,769  $31,962
  Rocky Mountain Business Unit      12,173   13,644   37,326   32,183
                                 ---------- -------- -------- --------
                                    36,325   23,457  101,095   64,145
General expenses and other
 income (expense):(7)
  General and administrative
   expense                          (5,649)  (4,115) (18,236) (12,987)
  Merger costs(1)                   (1,112)      --   (4,529)      --
  Accelerated long-term
   incentive plan compensation
   expense(2)                           --       --       --   (3,115)
  Reimbursed general partner
   transaction costs(4)                 --       --       --   (1,807)
  Interest expense                 (10,853)  (6,237) (30,029) (17,679)
  Other income                         720      494    1,455    1,387
  Income tax benefit
   (expense)(5)                       (196)  (1,433)   2,536   (2,137)
                                 ---------- -------- -------- --------
Net income                         $19,235  $12,166  $52,292  $27,807
                                 ========== ======== ======== ========


    LIMITED PARTNERS AND GENERAL PARTNER ALLOCATION OF NET INCOME

                                  Three Months Ended Nine Months Ended
                                    September 30,      September 30,
                                  ------------------ -----------------
                                    2006     2005     2006     2005
                                  --------- -------- -------- --------

Net income for the limited
 partner interests:
Net income                         $19,235  $12,166  $52,292  $27,807
Costs allocated to general
 partner:
  LBP Option Plan costs(9)             370       --    1,250       --
  Senior Notes consent
   solicitation and other costs         --       --       --      893
  Severance costs                       --       --       --      914
                                  --------- -------- -------- --------
Total costs allocated to general
 partner                               370       --    1,250    1,807
                                  --------- -------- -------- --------
Income before costs allocated to
 general partner                    19,605   12,166   53,542   29,614
Less: General partner incentive
 distribution rights paid             (331)      --     (917)      --
                                  --------- -------- -------- --------
Subtotal                            19,274   12,166   52,625   29,614
Less: General partner 2%
 ownership                            (386)    (243)  (1,053)    (592)
                                  --------- -------- -------- --------
Net income allocated to limited
 partners                          $18,888  $11,923  $51,572  $29,022
                                  ========= ======== ======== ========

Net income for the general
 partner interest:
General partner 2% ownership          $386     $243   $1,053     $592
Incentive distribution payments
 to general partner                    331       --      917       --
Costs allocated to general
 partner                              (370)      --   (1,250)  (1,807)
                                  --------- -------- -------- --------
Net income (loss) allocated to
 general partner                      $347     $243     $720  $(1,215)
                                  ========= ======== ======== ========


                    PACIFIC ENERGY PARTNERS, L.P.

                             (Unaudited)
           (Amounts in thousands, except per unit amounts)


       RECONCILIATION OF NET INCOME TO RECURRING NET INCOME(10)

                                 Three Months Ended  Nine Months Ended
                                    September 30,      September 30,
                                 ------------------- -----------------
                                   2006      2005     2006     2005
                                 ---------- -------- -------- --------
Net income                         $19,235  $12,166  $52,292  $27,807
  Add: Merger costs(1)               1,112       --    4,529       --
  Add: Accelerated long-term
   incentive plan compensation
   expense(2)                           --       --       --    3,115
  Add: Line 63 oil release
   costs(3)                             --       --       --    2,000
  Add: Reimbursed general
   partner transaction costs(4)         --       --       --    1,807
  Less: Deferred tax rate
   adjustment(5)                        --       --   (4,560)      --
                                 ---------- -------- -------- --------
Recurring net income               $20,347  $12,166  $52,261  $34,729
                                 ========== ======== ======== ========
Recurring net income for the
 general partner interest             $369     $243     $719     $695
                                 ========== ======== ======== ========
Recurring net income for the
 limited partner interest          $19,978  $11,923  $51,542  $34,034
                                 ========== ======== ======== ========
Basic and diluted recurring net
 income per limited partner unit     $0.51    $0.39    $1.31    $1.13
                                 ========== ======== ======== ========


              RECONCILIATION OF NET INCOME TO EBITDA(11)

                                 Three Months Ended Nine Months Ended
                                   September 30,      September 30,
                                 ------------------ ------------------
                                   2006     2005      2006     2005
                                 --------- -------- --------- --------
Net income                        $19,235  $12,166   $52,292  $27,807
Interest expense                   10,853    6,237    30,029   17,679
Depreciation and amortization      10,398    6,560    30,692   19,695
Income tax (benefit) expense          196    1,433    (2,536)   2,137
                                 --------- -------- --------- --------
EBITDA                            $40,682  $26,396  $110,477  $67,318
                                 ========= ======== ========= ========


                    PACIFIC ENERGY PARTNERS, L.P.

     RECONCILIATION OF NET INCOME TO DISTRIBUTABLE CASH FLOW(12)
                             (Unaudited)
                        (Amounts in thousands)

                                 Three Months Ended  Nine Months Ended
                                    September 30,      September 30,
                                 ------------------- -----------------
                                   2006      2005     2006     2005
                                 ---------- -------- -------- --------

Net income                         $19,235  $12,166  $52,292  $27,807
Depreciation and amortization       10,398    6,560   30,692   19,695
Amortization of debt issue costs
 and accretion of discount on
 long-term debt                        625      487    1,847    1,424
Non-cash employee compensation
 under long-term incentive plan        236       --      732    1,429
Costs allocated to general
 partner(6)                            370       --    1,250    1,807
Deferred income tax expense
 (benefit)(5)                         (289)      22   (4,824)     239
Sustaining capital expenditures     (1,502)  (2,243)  (4,148)  (3,070)
                                 ---------- -------- -------- --------
  Distributable cash flow           29,073   16,992   77,841   49,331
Less: net (increase) decrease in
 operating assets and
 Liabilities                       (22,783)     165  (30,259)  13,592
Less: share of income of
 Frontier                             (373)    (516)  (1,246)  (1,363)
Add: distributions from Frontier        --      667      622    1,317
Less: non-cash employee
 compensation under long-term
 incentive plan added (deducted)
 above                                (236)      --     (732)  (1,429)
Add: employee compensation under
 long-term incentive plan              236       --      782    2,886
Less: costs reimbursed by
 general partner                        --       --       --   (1,807)
Add: other non-cash adjustments        (16)     (40)  (1,665)      58
Add: sustaining capital
 expenditures                        1,502    2,243    4,148    3,070
                                 ---------- -------- -------- --------
  Net cash provided by operating
   activities                       $7,403  $19,511  $49,491  $65,655
                                 ========== ======== ======== ========
  Total distributable cash flow    $29,073  $16,992  $77,841  $49,331
  General partner interest in
   distributable cash flow          (2,192)    (458)  (4,423)  (1,659)
                                 ---------- -------- -------- --------
  Limited partner interest in
   distributable cash flow         $26,881  $16,534  $73,418  $47,672
                                 ========== ======== ======== ========


                    PACIFIC ENERGY PARTNERS, L.P.

RECONCILIATION OF RECURRING NET INCOME GUIDANCE TO NET INCOME GUIDANCE
                        AND EBITDA GUIDANCE(13)
                             (Unaudited)

                        (Amounts in millions)

                                Three Months Ending    Year Ending
                                 December 31, 2006   December 31, 2006
                                -------------------- -----------------
                                   Low       High       Low     High
                                ---------- --------- --------- -------
Recurring net income
 guidance(14)                       $13.7     $16.0     $65.9   $68.2
  Less: Merger costs                 (1.4)     (1.2)     (5.9)   (5.7)
  Add: Deferred tax rate
   adjustment                          --        --       4.6     4.6
                                ---------- --------- --------- -------
Net income guidance(15)             $12.3     $14.8     $64.6   $67.1
  Add: Depreciation and
   amortization                      10.6      11.0      41.3    41.7
  Add: Interest expense              10.8      11.5      40.8    41.5
  Add: Income tax expense
   (benefit)(16)                       --       0.2      (2.5)   (2.3)

                                ---------- --------- --------- -------
Earnings before interest, tax,
 depreciation and amortization
 (EBITDA)                           $33.7     $37.5    $144.2  $148.0
                                ========== ========= ========= =======


                    PACIFIC ENERGY PARTNERS, L.P.

                     NOTES TO FINANCIAL SCHEDULES
                             (Unaudited)

              (Amounts in millions, except volume data)

    (1) On June 12, 2006, we announced that we had entered into a merger agreement with Plains All American Pipeline, L.P. ("PAA"), pursuant to which we will be merged into PAA. PAA will acquire common units (except for common units purchased from LB Pacific, LP) of Pacific Energy through a tax-free unit-for-unit merger in which each unitholder of Pacific Energy will receive 0.77 newly issued PAA common units for each Pacific Energy common unit. Under the terms of a separate agreement, PAA will acquire from LB Pacific, LP and its affiliates ("LB Pacific") the general partner interest and incentive distribution rights of the Partnership as well as 5.2 million common units and 5.2 million subordinated units for a total of $700 million in cash. For the three and nine months ended September 30, 2006, we incurred $1.1 million and $4.5 million, respectively, in professional fees and other costs directly related to the merger.

    (2) On March 3, 2005, in connection with a change in control of the Partnership's general partner, all restricted units outstanding under the Long-Term Incentive Plan immediately vested pursuant to the terms of the grants. The Partnership recognized compensation expense of $3.1 million relating to the accelerated vesting. Of this compensation expense, $0.6 million was considered operating expense and $2.5 million was general and administrative expense.

    (3) On March 23, 2005, there was an oil release of approximately 3,400 barrels in northern Los Angeles County. Although this event involved an outlay of cash, we believe these costs are unusual and are not indicative of the Partnership's recurring earnings.

    (4) In 2005, our general partner reimbursed us $1.8 million for transaction costs incurred in connection with the change in control of our general partner. Generally accepted accounting principles require us to record an expense with the reimbursement shown as a partner's capital contribution.

    (5) During the nine months ended September 30, 2006, we recognized into earnings a $4.6 million deferred tax benefit to adjust our deferred tax liability for recently enacted reductions in the Canadian provincial and federal income tax rates.

    (6) See "Limited Partners and General Partner Allocation of Net Income" schedule included herein.

    (7) General and administrative expenses, merger costs, accelerated long-term incentive plan expense, reimbursed general partner transaction costs, net interest expense, other income and income tax expense are not allocated among the West Coast and Rocky Mountain business units.

    (8) The Rocky Mountain Products Pipeline was purchased on
September 30, 2005.

    (9) In January 2006, LB Pacific, LP ("LBP"), the owner of our General Partner, granted options under its LBP Option Plan (the "Plan") to certain of our officers and key employees. Under the Plan, participants are granted options to acquire partnership interests in LBP. We are not obligated to pay any amounts to LBP for the benefits granted or paid to our officers and key employees under the Plan, although generally accepted accounting principles require that we record an expense in the Partnership's financial statements with a corresponding increase in the general partner's capital account. For the three and nine months ended September 30, 2006, we recorded compensation expense of $0.4 million and $1.3 million, respectively, relating to the LBP Option Plan.

    (10) Recurring net income is a non-GAAP financial measure. This measure is used to more precisely compare year over year net income by eliminating one-time, non-recurring charges. You should not consider recurring net income as an alternative to net income, income before taxes, cash flow from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our recurring net income may not be comparable to similarly titled measures of other entities.

    (11) EBITDA (earnings before interest, taxes, depreciation and amortization expense) is used as a supplemental performance measure by management to assess (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis, (ii) the ability of our assets to generate cash sufficient to pay interest cost and support our indebtedness, (iii) our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing and capital structure, and (iv) the viability of projects and the overall rates of return on alternative investment opportunities. You should not consider EBITDA as an alternative to net income, income before taxes, cash flow from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our EBITDA may not be comparable to similarly titled measures of other entities. Additional information regarding EBITDA is included in our annual report on Form 10-K for the year ended December 31, 2005. For the three and nine months ended September 30, 2006, EBITDA has been reduced by $1.1 million and $4.5 million, respectively, for costs directly related to the proposed merger with Plains All American Pipeline, L.P. For the nine months ended September 30, 2005, EBITDA was reduced by $3.1 million of compensation expense relating to the accelerated vesting of our long term incentive compensation plan, $2.0 million of oil release costs and $1.8 million of general partner costs that was required by GAAP to be recorded in our income statement. There was no unusual impact on EBITDA for the three months ended September 30, 2005.

    (12) Distributable Cash Flow provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider Distributable Cash Flow as an alternative to net income, income before taxes, cash flow from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our Distributable Cash Flow may not be comparable to similarly titled measures of other entities. Additional information regarding distributable cash flow is included in our annual report on Form 10-K for the year ended December 31, 2005.

    (13) The guidance for the three months ending December 31, 2006 and for the twelve months ending December 31, 2006 are based on assumptions and estimates that we believe are reasonable given our assessment of historical trends, business cycles and other information reasonably available. However, our assumptions and future performance are both subject to a wide range of business risks and uncertainties so no assurance can be provided that actual performance will fall within the guidance ranges. Please see "Forward-Looking Statements" above. These risks and uncertainties, as well as other unforeseeable risks and uncertainties, could cause our actual results to differ materially from those in the table. This financial guidance is given as of the date hereof, based on information known to us as of November 1, 2006. We undertake no obligation to publicly update or revise any forward-looking statements.

    (14) Recurring net income guidance for the twelve months ending December 31, 2006 excludes $4.5 million of merger costs and a $4.6 million deferred tax benefit to adjust our deferred tax liability for reductions in the Canadian provincial and federal income tax rates that were enacted into law in the second quarter of 2006.

    (15) Included in the net income guidance for the year ending
December 31, 2006 is forecast general and administrative expense of $23 million to $24 million.

    (16) Included for the year ending December 31, 2006 is forecast cash tax expense of $2.7 million and forecast deferred tax benefit of $5.1 million.


    CONTACT: Pacific Energy Partners, L.P.
             Jennifer Shigei, Manager, Investor Relations
             562-728-2871
             Fax: 562-728-2881
             JShigei@PacificEnergy.com